Exhibit 4.5

Bauer Performance Sports Ltd.

Condensed Consolidated Interim Financial Statements

(unaudited)

For the three and nine months ended February 28, 2014 and 2013

(Expressed in U.S. dollars)

BAUER PERFORMANCE SPORTS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Expressed in thousands of U.S. dollars)

	As of	As of
	February 28,	May 31,
	2014	2013
ASSETS
Current assets:
Cash	$7,700	$4,467
Trade and other receivables (Note 6)	109,896	113,682
Inventories	95,650	109,747
Income taxes recoverable	2,345	1,966
Foreign currency forward contracts (Note 16)	6,439	4,513
Prepaid expenses and other assets	4,483	3,084
Total current assets	226,513	237,459

Property, plant and equipment	9,310	10,509
Goodwill and intangible assets (Note 10)	146,891	152,644
Foreign currency forward contracts (Note 16)	143	1,119
Other non-current assets	3,048	721
Deferred income taxes	5,902	4,985
TOTAL ASSETS	$391,807	$407,437

LIABILITIES
Current liabilities:
Debt (Note 12)	$7,866	$10,774
Trade and other payables	25,658	22,548
Accrued liabilities	27,095	25,672
Provisions	2,944	2,041
Income taxes payable	3,593	989
Retirement benefit obligations	336	358
Total current liabilities	67,492	62,382

Debt (Note 12)	122,931	160,913
Provisions	—	383
Retirement benefit obligations	5,107	5,522
Other non-current liabilities	301	879
Deferred income taxes	850	918
TOTAL LIABILITIES	196,681	230,997

EQUITY
Share capital (Note 13)	145,821	141,397
Contributed surplus (Note 14)	11,990	9,562
Retained earnings	46,854	27,037
Accumulated other comprehensive loss	(9,539)	(1,556)
TOTAL EQUITY	195,126	176,440

TOTAL LIABILITIES & EQUITY	$391,807	$407,437
Subsequent Events (Note 19)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

 BAUER PERFORMANCE SPORTS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

(Expressed in thousands of U.S. dollars, except per share amounts)

	For the three months ended		For the nine months ended
	February 28,		February 28,
	2014	2013	2014	2013
Revenues	$62,197	$54,946	$333,277	$312,854
Cost of goods sold (Note 10)	43,349	40,258	216,732	199,476
Gross profit	18,848	14,688	116,545	113,378
Selling, general and administrative expenses (Notes 10 and 14)	24,501	19,361	77,810	67,060
Research and development expenses	4,763	3,964	13,141	11,494
Income (loss) before finance costs, finance income, other expenses and income tax expense (benefit)	(10,416)	(8,637)	25,594	34,824

Finance costs (Note 9)	1,591	1,859	5,384	6,916
Finance income (Note 9)	(5,044)	(5,612)	(8,148)	(919)
Other expenses	121	62	148	132

Income (loss) before income tax expense (benefit)	(7,084)	(4,946)	28,210	28,695

Income tax expense (benefit) (Note 11)	(2,199)	(2,079)	8,393	9,506

Net income (loss)	$(4,885)	$(2,867)	$19,817	$19,189

Other comprehensive income (loss):

Items that may be reclassified to net income (loss):
Foreign currency translation differences	(5,477)	(2,536)	(8,023)	518
Items that will not be subsequently reclassified to net income (loss):
Actuarial gains (losses) on defined benefit plans, net	28	12	40	(26)
Other comprehensive income (loss), net of taxes	(5,449)	(2,524)	(7,983)	492

Total comprehensive income (loss)	$(10,334)	$(5,391)	$11,834	$19,681

Basic earnings (loss) per common share (Note 15)	$(0.14)	$(0.08)	$0.56	$0.56
Diluted earnings (loss) per common share (Note 15)	$(0.14)	$(0.08)	$0.53	$0.53

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

BAUER PERFORMANCE SPORTS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Share capital	Contributed surplus	Retained earnings	Foreign currency translation differences	Actuarial gains (losses) on defined benefit plans, net of taxes	Total Equity
Balance as of May 31, 2012	$107,858	$4,489	$1,705	$(706)	$(513)	$112,833
Net income	—	—	19,189	—	—	19,189
Other comprehensive income (loss)	—	—	—	518	(26)	492
Issuance of common shares	32,902	—	—	—	—	32,902
Common share issuance costs	—	(2,098)	—	—	—	(2,098)
Share-based payment expense	—	1,947	—	—	—	1,947
Exercise of stock options	52	(103)	—	—	—	(51)
Recognition of deferred tax on items recorded to equity	—	4,713	—	—	—	4,713
Balance as of February 28, 2013	$140,812	$8,948	$20,894	$(188)	$(539)	$169,927

Balance as of May 31, 2013	$141,397	$9,562	$27,037	$(826)	$(730)	$176,440
Net income	—	—	19,817	—	—	19,817
Other comprehensive income (loss)	—	—	—	(8,023)	40	(7,983)
Share-based payment expense	—	2,803	—	—	—	2,803
Exercise of stock options	4,424	(3,453)	—	—	—	971
Recognition of deferred tax on items recorded to equity	—	3,078	—	—	—	3,078
Balance as of February 28, 2014	$145,821	$11,990	$46,854	$(8,849)	$(690)	$195,126

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

BAUER PERFORMANCE SPORTS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in thousands of U.S. dollars)

	For the nine months ended
	February 28,
	2014	2013
OPERATING ACTIVITIES:
Net income	$19,817	$19,189
Adjustments to net income:
Share-based payment expense (Note 14)	2,803	1,947
Depreciation and amortization	6,687	5,767
Finance costs (Note 9)	5,384	6,916
Finance income (Note 9)	(8,148)	(919)
Income tax expense (Note 11)	8,393	9,506
Bad debt expense (reversal)	589	(191)
Loss (gain) on disposal of assets	(6)	26
Net changes in balances related to operations (excluding the effect of acquisitions):
Trade and other receivables	(525)	11,949
Inventories	9,917	7,215
Prepaid expenses and other assets	(4,593)	(1,035)
Trade and other payables	4,152	(5,055)
Accrued and other liabilities	10,233	(4,142)
Cash from operating activities	54,703	51,173
Interest paid	(4,293)	(4,959)
Income taxes paid	(5,928)	(1,722)
Income tax refunds received	111	11
Net cash from operating activities	44,593	44,503
INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired (Note 5)	—	(70,521)
Purchase of property, plant, equipment and intangible assets	(3,559)	(3,906)
Proceeds from disposition of property, plant and equipment	6	7
Net cash used in investing activities	(3,553)	(74,420)
FINANCING ACTIVITIES:
Proceeds from debt (Note 12)	—	30,000
Repayment of debt	(7,016)	(7,186)
Net movement in revolving debt	(31,271)	(19,182)
Debt issuance costs (Note 12)	—	(1,265)
Net proceeds from issuance of common shares	—	30,804
Proceeds from stock option exercises	2,082	—
Payment of taxes upon net stock option exercise	(1,111)	(51)
Net cash from (used in) financing activities	(37,316)	33,120
EFFECTS OF EXCHANGE RATE CHANGES ON CASH	(491)	243
INCREASE IN CASH	3,233	3,446
BEGINNING CASH	4,467	5,147
ENDING CASH	$7,700	$8,593

The accompanying notes are an integral part of the condensed consolidated interim financial statements

BAUER PERFORMANCE SPORTS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended February 28, 2014 and 2013

(In thousands of U.S. dollars except for share and per share amounts)

1.              GENERAL INFORMATION

Bauer Performance Sports Ltd. and its subsidiaries (“Bauer” or the “Company”) is a public company incorporated pursuant to the laws of the Province of British Columbia. The Company is listed on the Toronto Stock Exchange (TSX: BAU).

Bauer is engaged in the design, manufacture and distribution of performance sports equipment for ice hockey, roller hockey, lacrosse, baseball and softball as well as related apparel and accessories, including soccer apparel. The ice hockey products include skates, skate blades, protective gear, sticks, team apparel and accessories. The roller hockey products include skates, protective gear and accessories. The lacrosse products include sticks (shafts and heads) and protective gear. The baseball and softball products include bats and accessories. The Company distributes its products primarily in the United States, Canada and Europe to specialty retail stores, sporting goods and national retail chains as well as directly to sports teams. The Company is headquartered at 100 Domain Drive in Exeter, New Hampshire and has leased sales offices in the United States, Canada, Sweden, Germany and Finland. The Company has leased distribution centers located in Toronto, Ontario and Seattle, Washington and third party distribution centers in Boras, Sweden and Aurora, Illinois. The Company’s Liverpool, New York, Ottawa, Ontario and Toronto, Ontario leased facilities have manufacturing and distribution operations. The Company conducts research and development and limited manufacturing at a leased facility in St. Jerome, Quebec and has a leased sourcing office in Taiwan.

2.              STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the Company’s annual audited financial statements for the year ended May 31, 2013, except as disclosed in Note 4. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended May 31, 2013.

3.              BASIS OF PRESENTATION

3.1          Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivative financial instruments which are measured at fair value through profit or loss and defined benefit obligations which are measured at present value.

3.2          Functional and presentation currency

The Company’s condensed consolidated interim financial statements are presented in U.S. dollars. All financial information presented in U.S. dollars has been rounded to the nearest thousand, except for share and per share amounts.

4.              SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies described in Note 4 to the Company’s annual audited consolidated financial statements for the year ended May 31, 2013 have been applied consistently to all periods presented in these condensed consolidated interim financial statements, except as noted below.

4.1          Standards and interpretations adopted

The following standards and amendments to existing standards were adopted by the Company on June 1, 2013:

BAUER PERFORMANCE SPORTS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended February 28, 2014 and 2013

(In thousands of U.S. dollars except for share and per share amounts)

Financial Statement Presentation

The IASB issued amendments to IAS 1, Financial Statement Presentation (“IAS 1”), which require changes in the presentation of other comprehensive income, including grouping together certain items of other comprehensive income that may be reclassified to net income. As a result of the adoption of the IAS 1 amendments the Company has modified its presentation of other comprehensive income in these condensed consolidated interim financial statements.

Employee Benefits

The IASB issued amendments to IAS 19, Employee Benefits (“IAS 19”). The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, eliminating the previous options that were available, and enhances the guidance concerning the measurement of plan assets and defined benefit obligations, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans and the introduction of enhanced disclosures for defined benefit plans. The adoption of the amendments to IAS 19 did not have an impact on the Company’s financial statements.

Consolidated Financial Statements

The IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC 12, Consolidation - Special Purpose Entities. The implementation of IFRS 10 and the amendments to IAS 27 did not have an impact on the Company’s financial statements.

Disclosure of Interests in Other Entities

The IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity and establishes comprehensive disclosure requirements for all forms of interests in other entities. The implementation of IFRS 12 did not have an impact on the Company’s financial statements.

Fair Value Measurements

The IASB issued IFRS 13, Fair Value Measurements (“IFRS 13”), which replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance. This standard establishes a framework for measuring fair value and requires the fair value hierarchy to be applied to all fair value measurements, including non-financial assets and liabilities that are measured or based on fair value in the statement of financial position, as well as non-recurring fair value measurements such as assets held-for-sale. Furthermore, IFRS 13 expands disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs, the effect of the measurements on profit or loss or other comprehensive income. The implementation of IFRS 13 had no impact on the Company’s financial statements. The Company has included the additional disclosures required by this standard in Note 16 to these condensed consolidated interim financial statements.

5.              BUSINESS COMBINATIONS

Combat Sports

On May 3, 2013, the Company acquired substantially all of the assets and assumed certain liabilities of Combat Sports (“Combat”), a manufacturer and distributor of composite baseball and softball bats, hockey sticks and lacrosse shafts. The acquisition provides the Company with intellectual property that will strengthen its research and development portfolio and expands the Company’s product offering into baseball and softball. The purchase price paid by the Company at closing was $3,370 Canadian dollars in cash ($3,342 U.S. dollars), net of $630 collected on trade receivables. The acquisition was funded through cash on hand.

The Company performed a valuation of assets acquired and liabilities assumed. The allocation of the purchase price to the individual assets acquired and liabilities assumed under the purchase method of accounting resulted in a gain on bargain

BAUER PERFORMANCE SPORTS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended February 28, 2014 and 2013

(In thousands of U.S. dollars except for share and per share amounts)

purchase as a result of the excess of the estimated fair value of the assets and liabilities acquired over the purchase price. In the three and nine months ended February 28, 2014, the Company recognized an adjustment to the allocation of the purchase price of $114 which was included in other expenses. The gain on bargain purchase of $1,076 was due to the fact that Combat was in bankruptcy and was being sold through a bidding process.

The following table presents the final allocation of purchase price related to the business as of the date of the acquisition:

Net assets acquired:
Trade receivables (1)	$2,121
Inventories	1,702
Property, plant and equipment	738
Intangible assets	500
Other assets	271
Total assets acquired	5,332
Current liabilities	(383)
Deferred income tax liability	(531)
Total liabilities assumed	(914)
Net assets acquired	$4,418
Consideration paid to seller	$3,342
Gain on bargain purchase	$1,076

(1)           Gross trade and other receivables acquired is $2,582, of which $461 was expected to be uncollectible at the acquisition date.

6.              RISK

The Company has exposure to credit risk, liquidity risk and market risk (which consists of interest rate risk and foreign exchange risk) from its use of financial instruments. The Company’s management reviews these risks regularly as a result of changes in the market conditions as well as the Company’s activities.

Credit risk: Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is subject to concentrations of credit risk through its trade and other receivables and is influenced primarily by the individual characteristics of the customer, which management periodically assesses through its policy for the allowance for doubtful accounts as described below. The demographics of the Company’s trade receivables, including the industry and country in which customers operate, have less influence on credit risk.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. In determining the amount of this allowance, management evaluates the ability to collect accounts receivable based on a combination of factors. Allowances are maintained based on the length of time the receivables are past due and on the status of a customer’s financial position. The Company considers historical levels of credit losses and makes judgments about the creditworthiness of customers based on ongoing credit evaluations. In determining the amount of the sales return reserve, the Company considers historical levels of returns and makes assumptions about future returns. In addition, the Company maintains a reserve for discounts related to accounts receivable. This includes accrued volume rebates and other customer allowances.

BAUER PERFORMANCE SPORTS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended February 28, 2014 and 2013

(In thousands of U.S. dollars except for share and per share amounts)

The detail of trade and other receivables is as follows:

	February 28,	May 31,	February 28,
	2014	2013	2013
Current	$72,985	$88,714	$65,877
Past due 0-60 days	19,847	11,463	16,967
Past due over 61 days	19,999	16,850	14,217
Trade receivables	112,831	117,027	97,061
Other receivables	4,544	2,212	4,421
Less: allowance for doubtful accounts	(4,846)	(3,972)	(3,319)
Less: allowance for returns and discounts	(2,633)	(1,585)	(1,616)
Total trade and other receivables	$109,896	$113,682	$96,547

The Company may also have credit risk relating to cash and foreign currency forward contracts resulting in defaults by counterparties. The Company manages credit risk for cash by maintaining bank accounts with major international banks. The Company manages credit risk when entering into foreign currency forward contracts by purchasing contracts with highly rated banks.

Liquidity risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through cash and debt management. Refer to Note 7 - Capital Disclosures for a more detailed discussion.

Interest rate risk: The Company is exposed to interest rate risk on the revolving loan and the term loan, as the rate is based on an index rate. In June 2011, the Company entered into an interest rate cap agreement with the Royal Bank of Canada to reduce market risk associated with the term loan. The agreement caps at 4% the Canadian Banker’s Acceptance interest rate applicable on the term loan amount of $47,694 Canadian dollars. The termination date of the agreement is May 31, 2014. Refer to Note 12 - Debt for details on the Company’s outstanding debt.

Foreign exchange risk: The Company is exposed to global market risks, including the effect of changes in foreign currency exchange rates, and uses derivatives to manage financial exposures that occur in the normal course of business. The Company uses foreign currency forward contracts to hedge anticipated transactions. The foreign currency forward contracts are recorded in the consolidated statements of financial position at fair value. The Company has not elected hedge accounting and therefore the changes in the fair value of these derivatives are recognized through profit or loss each reporting period.

The Company’s cash flow exposures include recognized and anticipated foreign currency transactions, such as foreign currency denominated sales, costs of goods sold, as well as collections and payments. The risk in these exposures is the potential for losses associated with the remeasurement of nonfunctional currency cash flows into the functional currency. The currencies in which the Company’s transactions primarily are denominated are U.S. dollars, Canadian dollars, Euro, and Swedish krona.

The Company uses foreign currency forward contracts as an economic hedge to offset the effects of exchange rate fluctuations on certain of its forecasted foreign currency denominated sales and cost of sales transactions. The Company has entered into various forward contracts with Fifth Third Bank and PNC Bank to hedge its Canadian dollar currency risk. As of February 28, 2014, the Company had forward contracts, maturing at various dates through April 2015, to buy the equivalent of $80,000 in Canadian dollars, at contracted rates. The realized and unrealized losses and gains from foreign currency forward contracts are included in finance costs and finance income, respectively, in the condensed consolidated interim statements of comprehensive income (loss). Refer to Note 9 - Finance Costs and Finance Income for details on the realized and unrealized losses and gains.

BAUER PERFORMANCE SPORTS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended February 28, 2014 and 2013

(In thousands of U.S. dollars except for share and per share amounts)

7.              CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to:

•                  Ensure sufficient liquidity to pursue its organic growth combined with strategic acquisitions;

•                  Provide an appropriate return on investment to its shareholders; and

•                  Maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations.

The capital structure of the Company consists of short and long-term debt and stockholders’ equity. In managing its capital structure, the Company monitors performance throughout the year to ensure working capital requirements and capital expenditures are funded from operations, available cash on deposit and, where applicable, bank borrowings. The Company may make adjustments to its capital structure in order to support the broader corporate strategy or in light of economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may issue shares or new debt, issue new debt to replace existing debt (with different characteristics), or reduce the amount of existing debt.

The Company monitors debt using the leverage ratio, defined as net indebtedness divided by EBITDA. Net indebtedness includes such items as the Company’s term loan, capital lease obligations, subordinated indebtedness, and average revolving loans for the last twelve months as of the reporting date, less the average amount of cash for the last twelve months as of the reporting date. EBITDA is defined in the Amended Credit Facility.

The Company monitors its capital structure using net income adjusted for income tax expense, depreciation and amortization, losses related to amendments to the Amended Credit Facility, gain or loss on disposal of fixed assets, net interest expense, deferred financing fees, unrealized gains and losses on derivative instruments, realized and unrealized gains and losses related to foreign exchange revaluation, restructuring and other one-time or non-cash charges associated with acquisitions, costs related to share offerings, and share-based payment expense (“Adjusted EBITDA”). This measure is not recognized for financial statement presentation purposes under IFRS and does not have a standardized meaning. Therefore, it is not likely to be comparable to similar measures presented by other entities.

The Company has never declared or paid any cash dividends on its common shares. The Company currently intends to use its earnings to finance the expansion of its business and to reduce indebtedness. Any future determination to pay dividends on common shares will be at the discretion of the Board of Directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board of Directors may deem relevant.

Total managed capital was as follows:

	February 28,	May 31,
	2014	2013
Total equity	$195,126	$176,440
Long-term debt	122,931	160,913
Total managed capital	$318,057	$337,353

There were no changes in the Company’s approach to capital management during the periods. The Company is subject to financial covenants pursuant to the credit facility agreements, which are measured on a quarterly basis. During the three and nine months ended February 28, 2014 and 2013, the Company was in compliance with all such covenants.

8.              SEASONALITY

Our business demonstrates substantial seasonality. The Company launches new ice hockey products over two seasons each fiscal year. Generally, the Company classifies the “Back-To-Hockey” season as the period from April to September and the “Holiday” season as the period from October to March. Typically, our highest revenues occur during the peak of the “Back-to-

BAUER PERFORMANCE SPORTS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended February 28, 2014 and 2013

(In thousands of U.S. dollars except for share and per share amounts)

Hockey” season during the first quarter of our fiscal year, from June to August. The majority of our revenues for our “Holiday” season occur during the second quarter of our fiscal year, from September to November. The launch of new lacrosse products overlaps substantially with the “Holiday” season, from November through April. The launch of soccer team apparel products overlaps substantially with the “Back-to-Hockey” season, from April to September. The launch of Combat Sports products overlaps substantially with the “Holiday” season, from November through April.

9.              FINANCE COSTS AND FINANCE INCOME

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	February 28, 2014	February 28, 2013	February 28, 2014	February 28, 2013
Finance costs
Interest expense	$1,591	$1,859	$5,384	$6,479
Loss on amendment of revolving loan	—	—	—	320
Realized loss on derivative instruments	—	—	—	117
Total finance costs	$1,591	$1,859	$5,384	$6,916

Finance income
Interest income	$137	$51	$233	$139
Realized gain on derivative instruments	1,012	41	3,681	—
Unrealized gain on derivative instruments	2,148	4,922	1,457	186
Foreign exchange gains	1,747	598	2,777	594
Total finance income	$5,044	$5,612	$8,148	$919

10.       GOODWILL AND INTANGIBLE ASSETS

During the three and nine months ended February 28, 2014, the Company purchased intangible assets for a total cost of $409 (2013 - $1,188) and $2,049 (2013 - $2,040), respectively. Additions of goodwill and intangible assets related to the acquisition of businesses totaled $72,030 in the nine months ended February 28, 2013.

Amortization expense is included in the condensed consolidated interim statement of income (loss) in the following captions:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	February 28, 2014	February 28, 2013	February 28, 2014	February 28, 2013
Cost of goods sold	$888	$953	$2,681	$2,696
Selling, general and administrative expenses	420	291	1,233	823
Total amortization expense	$1,308	$1,244	$3,914	$3,519

BAUER PERFORMANCE SPORTS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended February 28, 2014 and 2013

(In thousands of U.S. dollars except for share and per share amounts)

11.       INCOME TAXES

Income tax expense (benefit) is recognized based on management’s best estimate of the annual effective income tax rate expected for the full fiscal year applied to income (loss) before income tax expense (benefit) of the interim period. The Company’s effective tax rate for the three and nine months ended February 28, 2014 was 31.1% (2013 - 42.0%) and 29.8% (2013 - 33.1%), respectively. The change in the quarterly effective tax rate was mainly due to income tax expense incurred in the three months ended February 28, 2014 related to specific income tax matters that did not occur in the three months ended February 28, 2013. The change in the effective tax rate for the nine month year to date period was primarily due to income tax expense incurred in the nine months ended February 28, 2013 related to specific income tax matters that did not recur in the nine months ended February 28, 2014, and an increased tax benefit for share-based payment expense in the nine months ended February 28, 2014 when compared to the nine months ended February 28, 2013.

12.       DEBT

The total debt outstanding is comprised of:

	February 28,	May 31,
	2014	2013
Revolving loan	$36,000	$67,683
Term loan due 2016	97,217	107,854
Finance lease obligations	300	67
Financing costs	(2,720)	(3,917)
Total debt	$130,797	$171,687

Current	$7,866	$10,774
Non-current	122,931	160,913
Total debt	$130,797	$171,687

On June 29, 2012, the Company amended the previous credit facility (the “Amended Credit Facility”) to increase its borrowing capacity. The Amended Credit Facility includes covenants that require the Company to maintain a minimum fixed charge ratio, a minimum leverage ratio and maximum capital expenditures. As of February 28, 2014, the Company was in compliance with the covenants required under the Amended Credit Facility.

At February 28, 2014 there are three letters of credit in the amount of $1,504 outstanding under the revolving loan.

The range of interest rates on the revolving loan and term loan is as follows:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	February 28, 2014	February 28, 2013	February 28, 2014	February 28, 2013
Revolving loan	2.48% - 4.25%	2.54% - 4.25%	2.48% - 4.25%	2.54% - 5.50%
Term loan	2.48% - 4.25%	2.54% - 4.25%	2.48% - 4.25%	2.54% - 5.50%

BAUER PERFORMANCE SPORTS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended February 28, 2014 and 2013

(In thousands of U.S. dollars except for share and per share amounts)

13.       SHARE CAPITAL

The Company’s issued and outstanding shares are detailed in the table below:

	Number of Units (1)	Amount
Balance as of May 31, 2012	30,082,925	$107,858
Issuance of common shares	642,000	4,888
Public offering	3,691,500	28,014
Common shares issued upon exercise of stock options	14,685	52
Balance as of February 28, 2013	34,431,110	$140,812

Balance as of May 31, 2013	34,587,717	$141,397
Common shares issued upon exercise of stock options	1,145,188	4,424
Balance as of February 28, 2014	35,732,905	$145,821

(1)         Reflects a conversion of Proportionate Voting Shares to Common Shares at the conversion ratio of 1,000 Common Shares to 1 Proportionate Voting Share.

14.       SHARE-BASED PAYMENTS

Each of the Company’s stock option plans are described in detail below.

The Rollover Plan (equity-settled)

The Rollover Plan was adopted by the Board of Directors on March 10, 2011. The terms of the Rollover Plan are substantially similar to the terms of the 2011 Plan detailed below, except that all rollover options are fully vested and no further options may be granted under the Rollover Plan. An aggregate of 5,119,815 rollover options were issued under the Rollover Plan.

Information concerning stock option activity under the Rollover Plan for the three months ended February 28, 2014 is summarized as follows:

	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)
Beginning of the period	3,254,358	$4.56	4.53
Exercised	—	—
Outstanding and exercisable at end of period	3,254,358	$4.56	4.28

Information concerning stock option activity under the Rollover Plan for the nine months ended February 28, 2014 is summarized as follows:

	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)
Beginning of the period	4,699,278	$4.26	5.00
Exercised (1)	(1,444,920)	3.58
Outstanding and exercisable at end of period	3,254,358	$4.56	4.28

(1)         The weighted average share price at the date of exercise for the stock options exercised in the nine months ended February 28, 2014 was $12.10 Canadian dollars.

BAUER PERFORMANCE SPORTS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended February 28, 2014 and 2013

(In thousands of U.S. dollars except for share and per share amounts)

Information concerning options outstanding and exercisable under the Rollover Plan as of February 28, 2014 is summarized as follows:

Exercise Price (Canadian dollars)	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)
$3.49	2,532,975	$3.49	4.23
$4.71 - $6.97	423,897	6.83	4.67
$10.46	297,486	10.46	4.13
Total	3,254,358	$4.56	4.28

There was no stock option activity under the Rollover Plan in the three and nine months ended February 28, 2013. As of February 28, 2014, there is no unrecognized cost for the Rollover Plan.

The 2011 Plan (equity-settled)

The 2011 Plan was adopted by the Board of Directors on March 10, 2011. The maximum aggregate number of common shares which may be subject to options under the 2011 Plan and any other proposed or established share compensation arrangement of the Company (other than the Rollover Plan) is 12% of the Company’s common shares outstanding from time to time (assuming the conversion of all Proportionate Voting Shares to Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share). On this basis, at February 28, 2014, the maximum number of common shares available under the 2011 Plan was 4,287,949.

The exercise price per share of each share option shall be fixed by the Board of Directors and shall not be less than the market value of the common shares at the time of the grant. The options expire ten years from the date of grant and are subject to accelerated vesting upon change of control. For options granted to employees, officers, and directors the options vest one-fourth each year at each anniversary of the date of the grant. Expected volatility is estimated by considering historic average share price volatility of comparable public companies.

The assumptions used for options granted and the fair value at the date of grant is noted in the following table:

	Three months ended	Nine months ended
	February 28, 2014	February 28, 2014
Weighted average expected term (in years)	6.25	6.25
Weighted average expected volatility	37.11%	37.19%
Weighted average risk-free interest rate	1.81%	1.73%
Expected dividend yield	0%	0%
Weighted average fair value per option granted (Canadian dollars)	$5.73	$5.55

Information concerning stock option activity under the 2011 Plan for the three months ended February 28, 2014 is summarized as follows:

	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Life (years)
Beginning of the period	3,159,997	$10.21	8.68
Granted	780,000	14.55
Forfeited	(42,500)	11.22
Options outstanding at end of period	3,897,497	$11.07	8.74
Exercisable at end of period	857,750	$9.63	8.17

BAUER PERFORMANCE SPORTS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended February 28, 2014 and 2013

(In thousands of U.S. dollars except for share and per share amounts)

Information concerning stock option activity under the 2011 Plan for the nine months ended February 28, 2014 is summarized as follows:

	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Life (years)
Beginning of the period	3,065,997	$9.92	9.03
Granted	1,019,500	14.05
Exercised (1)	(134,000)	7.50
Forfeited	(54,000)	11.15
Options outstanding at end of period	3,897,497	$11.07	8.74
Exercisable at end of period	857,750	$9.63	8.17

(1)         The weighted average share price at the date of exercise for the stock options exercised in the nine months ended February 28, 2014 was $11.67 Canadian dollars.

Information concerning options outstanding and exercisable under the 2011 Plan as of February 28, 2014 is summarized as follows:

	Awards Outstanding			Awards Exercisable
Exercise Price (Canadian dollars)	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)
$5.36 - $8.04	936,997	$7.49	7.40	361,500	$7.43	7.32
$8.05 - $10.95	992,000	10.68	8.59	255,500	10.68	8.59
$10.96 - $14.55	1,968,500	12.96	9.46	240,750	11.81	9.00
Total	3,897,497	$11.07	8.74	857,750	$9.63	8.17

Estimated forfeiture rates are incorporated into the measurement of share-based payment expense for certain classes of employees. In the three and nine months ended February 28, 2014, the Company recognized share-based payment expense for its 2011 Plan of $968 (2013 - $925) and $2,687 (2013 - $1,885), respectively. Share-based payment expense recognized in profit or loss is included in selling, general and administrative expenses, and was credited to contributed surplus.

Deferred Share Unit Plan (equity-settled)

On September 18, 2012, the Board adopted a Deferred Share Unit Plan (the “Plan”) for the directors of the Company. The purpose of the Plan is to promote a greater alignment of interests between certain eligible directors (“Eligible Directors”) and the shareholders of the Company. Under the terms of the Plan, each Eligible Director may elect to receive director fees (i.e. retainers, meeting fees) and other cash compensation payable for services as an independent contractor paid entirely in cash or up to 100% in deferred share units (“DSUs”). The Company reserved 100,000 Common Shares for issuance under the Plan. Of the 100,000 DSUs authorized for issuance under the plan, 80,595 were available for issuance as of February 28, 2014. During the nine months ended February 28, 2014, 13,475 DSUs were issued and a total amount of $116 was credited to contributed surplus. As of February 28, 2014, 19,405 DSUs are outstanding with related contributed surplus amounting to $213.

BAUER PERFORMANCE SPORTS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended February 28, 2014 and 2013

(In thousands of U.S. dollars except for share and per share amounts)

15.       EARNINGS PER SHARE

The computation of basic and diluted earnings (loss) per common share follows:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	February 28,	February 28,	February 28,	February 28,
	2014 (1)	2013 (1)	2014 (1)	2013 (1)
Net income (loss)	$(4,885)	$(2,867)	$19,817	$19,189

Weighted average common shares outstanding	35,732,905	34,431,110	35,369,760	33,994,306
Assumed conversion of dilutive stock options and awards	—	—	1,785,872	2,340,900
Diluted weighted average common shares outstanding	35,732,905	34,431,110	37,155,632	36,335,206
Basic earnings (loss) per common share	$(0.14)	$(0.08)	$0.56	$0.56
Diluted earnings (loss) per common share	$(0.14)	$(0.08)	$0.53	$0.53
Anti-dilutive stock options and awards excluded from diluted earnings per share calculation	—	—	—	899,074

(1)         Reflects a conversion of Proportionate Voting Shares to Common Shares at the conversion ratio of 1,000 Common Shares to 1 Proportionate Voting Share.

16.       FINANCIAL INSTRUMENTS

The classification of the Company’s financial instruments, as well as their carrying amounts and fair values, are shown in the table below.

	February 28, 2014		May 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash	$7,700	$7,700	$4,467	$4,467
Receivables:
Trade receivables	112,831	112,831	117,027	117,027
Other receivables	4,544	4,544	2,212	2,212
Financial instruments at fair value through profit or loss:
Foreign currency forward contracts	6,582	6,582	5,632	5,632

Financial Liabilities
Trade and other payables	25,658	25,658	22,548	22,548
Accrued liabilities	27,095	27,095	25,672	25,672
Revolving loan	36,000	36,000	67,683	67,683
Term loan due 2016, bearing interest at variable rates	97,217	97,217	107,854	107,854
Finance lease obligations	300	300	67	67

The Company has determined that the fair value of its current financial assets and liabilities approximates their respective carrying amounts as of the reporting dates because of the short-term nature of those financial instruments. The fair value of the Company’s long-term debt bearing interest at variable rates is considered to approximate the carrying amount. The fair value of the finance lease obligations was calculated using market interest rates at the reporting date. The fair value of the foreign currency forward contracts were measured using Level 2 inputs in the fair value hierarchy.

BAUER PERFORMANCE SPORTS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended February 28, 2014 and 2013

(In thousands of U.S. dollars except for share and per share amounts)

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•                  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•                  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•                  Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of derivative instruments held as of February 28, 2014 and May 31, 2013:

	Valuation Method	February 28, 2014	May 31, 2013
Asset derivatives not designated as hedging instruments:
Foreign currency forward contracts included in current assets	Level 2	$6,439	$4,513
Foreign currency forward contracts included in non-current assets	Level 2	143	1,119
Total		$6,582	$5,632

17.       CONTINGENCIES

The Company acquired Kohlberg Sports Group Inc. (“KSGI”) on March 10, 2011. In connection with the formation of KSGI in March 2008, a subsidiary of KSGI agreed to pay additional consideration to Nike, Inc. in future periods, based upon the attainment of a qualifying exit event. At February 28, 2014, the maximum potential future consideration pursuant to such arrangements, to be resolved on or before the eighth anniversary of April 16, 2008, is $10,000. On April 16, 2008, all of the security holders of KSGI (collectively, the “Existing Holders”) entered into a reimbursement agreement with the Company pursuant to which each such Existing Holder agreed to reimburse the Company, on a pro rata basis, in the event that the Company or any of its subsidiaries are obligated to make a payment to Nike, Inc.

On October 16, 2012 the Company acquired substantially all of the assets of Inaria International (“Inaria”), a manufacturer and distributor of team sports and active apparel. In connection with the acquisition, the Company entered into employment agreements with the former owners of Inaria. Included in the employment agreements are yearly performance bonuses should Inaria achieve gross profit targets in the period one to four years following the closing. These amounts will be accrued over the required service period. As of February 28, 2014 the potential undiscounted amount of the future payments that the Company could be required to make is between $0 and $2,000 Canadian dollars. During the three and nine months ended February 28, 2014 the Company recorded $(308) and $19, respectively, in selling, general and administrative expenses related to the performance bonuses. In the nine months ended February 28, 2014 the Company paid $565 related to the performance bonuses for gross profit targets achieved in the year ended May 31, 2013.

In the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships, product liability claims, trademark rights, and a variety of other matters. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company’s financial position or results of operations.

18.       RELATED PARTIES

On October 17, 2013, the Kohlberg Funds entered into an agreement for a secondary offering, on a bought deal basis, of 5,500,000 Common Shares of the Company at an offering price of $12.15 Canadian dollars per Common Share. In addition, an over-allotment option was granted, exercisable for a period of 30 days from closing, to purchase up to an additional 825,000 Common Shares. On November 1, 2013, the Kohlberg Funds completed the sale of an aggregate of 6,325,000 Common Shares

BAUER PERFORMANCE SPORTS LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three and nine months ended February 28, 2014 and 2013

(In thousands of U.S. dollars except for share and per share amounts)

at a price of $12.15 Canadian dollars per Common Share, including the exercise in full of the over-allotment option. The Company did not receive any proceeds from the secondary offering but was responsible for all distribution expenses (excluding any underwriters’ fees) pursuant to its obligations under a registration rights agreement with the Kohlberg Funds. The Common Shares sold under the terms of the offering had previously been held by the Kohlberg Funds in the form of Proportionate Voting Shares which were converted to Common Shares on the basis of one Proportionate Voting Share for 1,000 Common Shares to facilitate the secondary offering. In connection with the secondary offering, the Company incurred $85 and $460 in fees which was recognized in selling, general and administrative expenses in the three and nine months ended February 28, 2014, respectively.

19.       SUBSEQUENT EVENTS

On February 13, 2014, the Company entered into a definitive asset purchase agreement with Easton-Bell Sports, Inc. and certain of its affiliates (the “Sellers”) to acquire substantially all of the assets and assume certain liabilities relating to the Sellers’ Easton baseball, softball, and lacrosse businesses (the “Acquired Businesses”) for $330,000 in an all-cash transaction (the “Easton Baseball/Softball Acquisition”), subject to a working capital adjustment, plus acquisition costs. The Easton Baseball/Softball Acquisition will enhance our presence in the baseball and softball market as Easton is the world’s leading diamond sports brand. Upon closing of the Easton Baseball/Softball Acquisition, the Company will own the Easton brand and the Acquired Businesses. In connection with the Easton Baseball/Softball Acquisition, the Company will grant a license to the Sellers to permit the Sellers to use the Easton name in their hockey and cycling businesses only. The Acquired Businesses will continue to operate out of Van Nuys, California and Salt Lake City, Utah. The Company and the Sellers have also agreed to settle certain intellectual property litigation matters related to patents held by the Company concurrently with the closing of the Easton Baseball/Softball Acquisition. The Company intends to finance the Easton Baseball/Softball Acquisition, and refinance certain existing indebtedness, with a combination of an approximately $200,000 asset-backed revolving credit facility and approximately $450,000 of senior secured loans.

The 30-day waiting period related to the Company’s filing in connection with the Easton Baseball/Softball Acquisition under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations promulgated thereunder, expired on March 17, 2014. Expiration of the 30-day waiting period satisfies one of the closing conditions of the Easton Baseball/Softball Acquisition.

The Easton Baseball/Softball Acquisition and the transaction financing are expected to close in April 2014. Completion is subject to regulatory approvals and other customary closing conditions.